# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Super League Enterprise, Inc., CIK 0001621672
CUSIP: 86804F509
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 2450 COLORADO AVE, STE 100E, SANTA MONICA, California (CA), 90404
Date of event which requires filing of this statement: 08/14/2026
Filed by CIK 0001851196
Persons authorized to receive notices and communications: Michael Lerch, Evo Fund, 10250 Constellation Blvd., Ste. 2300, Los Angeles, California (CA), 90067, 310-315-8835

## Reporting persons
- Evo Fund (CIK 0001851196): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 221,697; sole dispositive power 0; shared dispositive power 221,697; aggregate amount beneficially owned 221,697 (9.9% of the class)
- Evolution Capital Investments LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 104,877; sole dispositive power 0; shared dispositive power 104,877; aggregate amount beneficially owned 104,877 (4.9% of the class)
- Evolution Capital Management LLC (CIK 0001388294): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 221,697; sole dispositive power 0; shared dispositive power 221,697; aggregate amount beneficially owned 221,697 (9.9% of the class)
- Michael Lerch: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 221,697; sole dispositive power 0; shared dispositive power 221,697; aggregate amount beneficially owned 221,697 (9.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: Super League Enterprise, Inc.
Address of issuer's principal executive offices: 2450 COLORADO AVE, STE 100E, SANTA MONICA, California (CA), 90404

## Item 2. Identity and Background
Name of person filing:
This Statement is being filed by (i) Evo Fund, a Cayman Islands exempted company ("Evo Fund"), (ii) Evolution Capital Investments LLC, a Delaware limited liability company ("Evolution Capital" and, together with Evo Fund, the "Evo Entities"), (iii) Evolution Capital Management LLC, a Delaware limited liability company ("ECM") and (iv) Michael Lerch, a citizen of the United States. The Evo Entities, ECM and Mr. Lerch are collectively referred to as the "Reporting Persons."

ECM holds voting and investment power with respect to the securities held by Evo Fund. Mr. Lerch is the managing member of Evolution Capital and of ECM. As a result, Mr. Lerch may be considered the beneficial owner of the shares held by the Evo Entities.
Residence or business address: The business address of the Reporting Persons is 10250 Constellation Blvd., Ste. 2300, Los Angeles, California 90067.
Present principal occupation or employment:
The principal business of Evo Fund is investing in securities.
The principal business of Evolution Capital is investing in securities.
The principal business of ECM is managing investments as the family office of Mr. Lerch.
Mr. Lerch's present principal occupation is serving as the Chief Investment Officer of Evolution Capital Management LLC, a family office managing his personal investments through entities such as Evo Fund and Evolution Capital.
Criminal convictions in the last five years: During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Persons have not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Evo Fund is a Cayman Islands corporation. Evolution Capital is a Delaware limited liability company. ECM is a Delaware limited liability company. Mr. Lerch is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On May 9, 2025, Evo Fund purchased 1,834 shares of common stock, par value $0.001 per share ("Common Stock") of Super League Enterprise, Inc. (the "Issuer") (after giving effect to the Issuer's reverse stock splits in June 2025 and January 2026) in a registered direct offering by the Issuer.

On October 22, 2025, Evo Fund and Evo Capital participated in a private placement of shares of Common Stock and warrants to purchase Common Stock, pursuant to which Evo Fund received (i) a pre-funded warrant to purchase 833,334 shares of Common Stock at a price per share equal to $12.00 (the "October 2025 Pre-Funded Warrant") and (ii) a common stock purchase warrant to purchase 833,334 shares of Common Stock at a price per share equal to $12.00 (the "October 2025 Purchase Warrant") and Evo Capital received a warrant to purchase 416,667 shares at a price per share equal to $12.00 of Common Stock (the "Evo Capital Warrant"), in each case, after giving effect to the Issuer's reverse stock split in January 2026. Pursuant to the terms of the October 2025 Pre-Funded Warrant, the October 2025 Purchase Warrant and the Evo Capital Warrant, a holder will not be entitled to exercise any portion of the warrant, upon giving effect to such exercise, would cause the aggregate number of shares of Common Stock beneficially owned by such holder (together with its affiliates) to exceed 4.99% of the number of shares of Common Stock outstanding immediately after giving effect to the exercise.

On January 5, 2026, Evo Fund partially exercised the October 2025 Pre-Funded Warrant to purchase 833 shares of Common Stock (after giving effect to the Issuer's reverse stock split in late January 2026). On March 12, 2026, Evo Fund partially exercised the October 2025 Pre-Funded Warrant to purchase 62,759 shares of Common Stock.

On May 1, 2026, the Issuer issued securities at a per share price of less than $12.00, which resulted in an adjustment in the exercise prices of the October 2025 Pre-Funded Warrant, the October 2025 Purchase Warrant and the Evo Capital Warrant to $6.84 per share.

On August 14, 2026, Evo Fund entered into an exchange agreement (the "Exchange Agreement") with the Issuer, pursuant to which the Issuer exchanged the October 2025 Pre-Funded Warrant for new pre-funded warrants to purchase 833,334 shares of Common Stock (the "New Evo Pre-Funded Warrant"). Pursuant to the terms of the New Evo Pre-Funded Warrant, a holder will not be entitled to exercise any portion of the New Evo Pre-Funded Warrant that, upon giving effect to such exercise, would cause the aggregate number of shares of Common Stock beneficially owned by such holder (together with its affiliates) to exceed 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to the exercise.

On August 14, 2026, Evo Fund partially exercised the New Evo Pre-Funded Warrant to purchase 123,300 shares of Common Stock.

On August 18, 2026, concurrently with the investment by Metaplanet Holdings, Inc. in the Issuer, Evo Fund entered into a subscription agreement (the "Subscription Agreement") with the Issuer pursuant to which the Issuer will issue two common stock purchase warrants to purchase an aggregate of up to 10,000,000 shares of Common Stock (the "August 2026 Purchase Warrants") at exercise prices ranging from $3.00 per share to $5.55 per share, with a two-year exercise period (the "August 2026 Investment"). Closing of the August 2026 Investment is subject to customary closing conditions, as well as receipt of approval of the stockholders of the Issuer. Pursuant to the terms of the August 2026 Purchase Warrants, a holder will not be entitled to exercise any portion of the August 2026 Purchase Warrants that, upon giving effect to such exercise, would cause the aggregate number of shares of Common Stock beneficially owned by such holder (together with its affiliates) to exceed 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to the exercise. At the closing of the August 2026 Investment, Evo Fund and the Issuer expect to enter into a customary registration rights agreement with respect to the shares of Common Stock underlying the August 2026 Purchase Warrants.

On August 18, 2026, Evo Fund sold 3,729 shares of Common Stock in the open market.

The source of the funds used to acquire the securities described in this Item 3 is other capital of Evo Fund and Evo Capital, as applicable.

The foregoing descriptions of the Exchange Agreement and the Subscription Agreement do not purport to be complete and are qualified in their entirety by the full text of such document, copies of which are filed as Exhibits 2 and 3 to this Schedule 13D, respectively, and are incorporated by reference herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in or incorporated by reference in Item 3 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The Reporting Persons acquired beneficial ownership of the securities of the Issuer as described in this Schedule 13D for investment and decision-making purposes and intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including but not limited to the Issuer's business, prospects, financial position and strategic direction, price levels of the securities, conditions in the securities markets, and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including changing its current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D.

The Reporting Persons expect that they will, from time to time, review their investment position in the Issuer and may, subject to the terms of each of the Exchange Agreement and Subscription Agreement, make additional purchases of shares of Common Stock (or other securities convertible or exercisable into shares of Common Stock) in the open market or in privately negotiated transactions, or hold or dispose of all or part of its investments in the Common Stock, depending upon the Reporting Person's evaluation of the Issuer's business, prospects, financial condition and strategic direction, the market for the Common Stock, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors.

Except as set forth in this Item 4 or Item 3 above, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934, as amended.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
See Item 2 above.

Evo Fund shares voting and dispositive power over 221,697 shares of Common Stock consisting of (i) 184,997 shares of Common Stock and (ii) 36,700 shares of Common Stock underlying currently exercisable warrants. In addition, Evo Fund owns (i) pre-funded warrants to purchase 609,741 shares of Common Stock which are subject to a beneficial ownership limitation of 9.99% and (ii) warrants to purchase 833,334 shares of Common Stock which are subject to a beneficial ownership limitation of 4.99%.

Evolution Capital shares voting and dispositive power over 104,877 shares of Common Stock underlying currently exercisable warrants. In addition, Evolution Capital Investments LLC owns warrants to purchase 311,790 shares of Common Stock which are subject to a beneficial ownership limitation of 4.99%.

ECM shares voting and dispositive power over 221,697 shares of Common Stock held by Evo Fund consisting of (i) 184,997 shares of Common Stock and (ii) 36,700 shares of Common Stock underlying currently exercisable warrants. In addition, ECM owns (i) pre-funded warrants to purchase 609,741 shares of Common Stock which are subject to a beneficial ownership limitation of 9.99% and are held by Evo Fund and (ii) warrants to purchase 833,334 shares of Common Stock which are subject to a beneficial ownership limitation of 4.99% and are held by Evo Fund.

Mr. Lerch shares voting and dispositive power over 221,697 shares of Common Stock held by Evo Fund consisting of (i) 184,997 shares of Common Stock and (ii) 36,700 shares of Common Stock underlying currently exercisable warrants. In addition, Mr. Lerch owns (i) pre-funded warrants to purchase 609,741 shares of Common Stock which are subject to a beneficial ownership limitation of 9.99% and are held by Evo Fund, (ii) warrants to purchase 833,334 shares of Common Stock which are subject to a beneficial ownership limitation of 4.99% and are held by Evo Fund and (iii) warrants to purchase 416,667 shares of Common Stock which are subject to a beneficial ownership limitation of 4.99% and are held by Evo Capital.

Calculations are based on 1,997,573 shares of Common Stock outstanding, as reported by the Issuer in its Preliminary Proxy Statement filed with the Securities and Exchange Commission (the "Commission") on August 18, 2026 and the applicable number of shares of Common Stock underlying currently exercisable warrants for each Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7-11 of the cover pages of this Schedule 13D and Item 2 above.
Transactions in the class effected during the past sixty days: Except as reported in this Statement, no Reporting Person has effected any transactions in the Issuer's securities within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in or incorporated by reference in Items 3 and 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

On the closing date of the August 2026 Investment (the "Closing Date"), Evo Fund and the Issuer expect to enter into a customary registration rights agreement (the "Registration Rights Agreement"). The registration rights will expire on the date on which the securities subject to the Registration Rights Agreement are (i) sold pursuant to an effective registration statement, (ii) are sold or transferred without a restrictive legend, (iii) are no longer outstanding, or (iv) are sold to or through a public distribution or other public securities transaction. The registration rights are subject to certain delay, suspension and cutback provisions.

Shelf Registration Statement. The Issuer will be required to file a shelf registration statement on Form S-3, or to the extent unavailable, on Form S-1, that covers Evo Fund's registrable securities within thirty (30) days after the Closing Date.

Piggyback Registration Rights. In the event that the Issuer proposes to register any of its securities under the Securities Act, either for Super League's account or for the account of the Issuer's other securityholders, Evo Fund will be entitled to certain piggyback registration rights allowing each to include its shares in the registration, subject to certain marketing and other limitations.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the full text of such document, a copy of which is included as Exhibit A to the Subscription Agreement, a copy of which is filed as Exhibit 3 to this Schedule 13D and is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1
Joint Filing Agreement, dated as of August 20, 2026, among Evo Fund, Evolution Capital Investments LLC, Evolution Capital Management LLC and Michael Lerch.

Exhibit 2
Exchange Agreement, dated August 14, 2026, by and between Super League Enterprise, Inc. and Evo Fund (filed as Exhibit 10.4 to the Issuer's Current Report on Form 8-K as filed with the Commission on August 18, 2026 (SEC File No. 001-38819).

Exhibit 3
Subscription Agreement, dated August 18, 2026, by and between Super League Enterprise, Inc. and Evo Fund (filed as Exhibit 10.2 to the Issuer's Current Report on Form 8-K as filed with the Commission on August 18, 2026 (SEC File No. 001-38819).

## Signatures
- Evo Fund: /s/ Michael Lerch, Michael Lerch, Director (08/20/2026)
- Evolution Capital Investments LLC: /s/ Michael Lerch, Michael Lerch, Managing Member (08/20/2026)
- Evolution Capital Management LLC: /s/ Michael Lerch, Michael Lerch, Managing Member (08/20/2026)
- Michael Lerch: /s/ Michael Lerch, Michael Lerch (08/20/2026)